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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                         ADVANCED MATERIALS GROUP, INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                          COMMISSION FILE NO. 0-16401
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

            TIMOTHY R. BUSCH, C/O THE BUSCH FIRM, 2532 DUPONT DRIVE,
                   IRVINE, CALIFORNIA 92612 -- (714) 474-7368
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 17, 1997
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. Com. File No. 0-16401                Page     2    of     7     Pages
         ----------------------                      --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. or I.R.S. Identification Nos. of Above Person

          Lenawee Trust, a trust        Tax I.D. No. 33-613657
          Timothy R. Busch, an individual - SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF and WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Lenawee Trust is a trust organized under and pursuant to the laws of the United States. Timothy R. Busch, who is acknowledged to be the ultimate beneficiary of the trust, resides in the State of California and is a citizen of the U.S.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

  NUMBER OF                    Lenawee Trust - 453,807
   SHARES                      Timothy R. Busch - 0
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (8)     SHARED VOTING POWER
    EACH
  REPORTING                    None
 PERSON WITH           --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               Lenawee Trust - 453,807
                               Timothy R. Busch - 0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Lenawee Trust - 453,807
          Timothy R. Busch - 0
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Lenawee Trust - 5.36%
          Timothy R. Busch - 0
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          Lenawee Trust - CO
          Timothy R. Busch - IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to shares of Common Stock ("Shares") of Advanced Materials Group, Inc., a Nevada corporation ("AMG") whose executive offices are located at 20211 South Susana Road, Rancho Dominguez, California 90221. Shares of AMG are traded on the NASDAQ over the counter National Market System under the trading symbol of ADMG.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is an original filing and is filed by Gregory A. Busch and David L. Keligian, as Trustees of the Lenawee Trust, under Declaration of trust dated December 30, 1992 ("Lenawee"), and Timothy R. Busch, an individual ("Mr. Busch"). It is acknowledged that Mr. Busch is the ultimate beneficiary of Lenawee and, therefore, it is acknowledged that Mr. Busch is an affiliate of Lenawee, and, therefore, Lenawee and Mr. Busch are acknowledged to be a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into between Mr. Busch and Lenawee (nor any of the other individuals or entities identified herein) concerning the Shares.

        The filing of this Schedule 13D is to disclose the execution of an acquisition agreement dated the 13th day of August, 1997 (the "Acquisition Agreement") by and between Trilon Dominion Partners, LLC ("Trilon"), as Seller, and Timothy R. Busch as Trustee of the Timothy R. Busch Living Trust, under Declaration of Trust dated September 7, 1983 ("Trust"), and the Trust's assignees and designees under the Acquisition Agreement, including Lenawee, and Dito-Caree, LP, a Nevada limited partnership. Said Acquisition Agreement (a copy of which is attached hereto as an exhibit) is subject to a number of contingencies and conditions, therefore, the 1,600,807 Shares to be transferred under the terms of the Acquisition Agreement (together with warrants as referenced within the Acquisition Agreement) shall not be transferred until the close of the acquisition transaction, which is anticipated to occur on or before September 15, 1997. Lenawee does anticipate the transaction will close and, upon the close of the transaction, Lenawee will acquire and own, as the Buyer under the Acquisition Agreement, 453,807 Shares, together with rights to warrants convertible into Shares, which warrants, if exercised, potentially would give to Lenawee the right to acquire an additional 416,867 Shares.

        Under the terms of the Acquisition Agreement with Trilon, a total of 1,600,807 Shares are to be acquired, together with a total of 900,065 warrants, upon payment of a total cash consideration of $2,921,162.25 (allocable $2,801,412.25 for the Shares and $119,750 for the warrants). In connection with such transaction, Lenawee shall acquire 453,807 Shares and 416,867 warrants, for a total consideration of $852,206.00. The balance of said Shares and warrants shall be acquired by entities or individuals who are members of or associated with The Busch Firm (the law firm of Timothy R. Busch) and Dito-Caree, LP, a Nevada limited partnership, which partnership is not associated with or controlled by the reporting persons herein, which Nevada limited partnership shall acquire 900,000 Shares, together with warrants granting to the limited partnership the right to acquire an additional 430,096 Shares.

        Although a party to the Acquisition Agreement, the Trust shall acquire no Shares or any interest in the Shares or warrants and is acting only as an entity which has assigned rights to the Shares and warrants to those entities and individuals identified herein.

        None of the reporting entities currently own any Shares of AMG, however, upon acquisition of the Shares, it is anticipated the total holdings of Shares by Lenawee shall exceed 5% of the issued and outstanding Shares of AMG. This
Schedule 13D is being filed by the following individuals and entities:

                (a) Timothy R. Busch, an individual ("Mr. Busch"). His business address is 2532 Dupont Drive, Irvine, California 92612. Mr. Busch is an attorney at law and certified public accountant within the State of California and other jurisdictions and is a principal of The Busch Firm, which firm maintains offices at 2532 Dupont Drive, Irvine, California 92612. Mr. Busch beneficially owns no AMG Shares at this time and it is not anticipated that he shall acquire any Shares as a result of the transaction with Trilon described herein. Although Mr. Busch does not own, and it is not anticipated he shall, of record, beneficially own, any AMG Shares, he is deemed to be the ultimate beneficiary and controlling person of Lenawee.

                (b)     Lenawee is a trust as to which the Trustees are Gregory
A. Busch and David L. Keligian, both of whom maintain offices at 2532 Dupont Drive, Irvine, California 92612. The ultimate beneficiary of the Trust is acknowledged to be Timothy R. Busch, a filing person herein.

        It is acknowledged that Lenawee is an entity or organization ultimately controlled by Mr. Busch and that entity is, therefore, deemed and acknowledged to be an entity which is a member of a "group" with Mr. Busch.

        Over the past five years, none of the filing persons, or any of the entities identified hereinabove, nor any Trustee of the Trust identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

        Despite the acknowledgement of the existence of a "group" between Mr. Busch and Lenawee, there exists no agreements or understandings, either in writing or orally, between Mr. Busch and Lenawee concerning their Shares, nor the holding voting or acquisition or disposition of any Shares of AMG.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction giving rise to this Schedule 13D filing involves the execution of an Acquisition Agreement with Trilon to purchase and acquire a total of 1,600,807 Shares of AMG upon the close of a purchase transaction memorialized in an agreement dated the 13th day of August, 1997 (a copy of which is attached hereto). It is anticipated that upon the close of that transaction, a total of 453,807 Shares shall be delivered to Lenawee, 900,000 Shares shall be delivered to Dito-Caree, LP and the balance of the Shares shall be delivered to various individuals who are members of, employees of, consultants to, or affiliated with The Busch Firm (Mr. Busch's law firm). Each share of Common Stock to be acquired in connection with the transaction with Trilon shall be acquired at a purchase price (attributable both to the Shares and the additional warrants described in the Acquisition Agreement) of approximately $1.75 per share, with a total additional consideration of $119,750 being attributable to the acquisition of warrants described in the Acquisition Agreement (it is also anticipated that transactional expenses, including legal fees and other expenses incurred to document and complete the transaction and transfer the Shares from Trilon under the terms of the Acquisition Agreement, will approximate $85,000 or more, which additional transactional expenses are to be shared on a pro rata basis among the purchasers of the Shares).

        The negotiation of the Acquisition Agreement and the transfer of Shares to be acquired by Lenawee shall be purchased in a private placement transaction as negotiated with Trilon. All funds used to acquire Shares shall be working capital of Lenawee or personal funds of Mr. Busch.

        In addition to Lenawee, other individual or entities which shall participate in the private purchase transaction under the Acquisition Agreement with Trilon includes Dito-Caree, LP, a Nevada limited partnership, which shall acquire 900,000 Shares. That partnership maintains offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, and the general partner of that limited partnership is Gamesbusters, Inc., a Nevada corporation. The ultimate controlling person of the general partner is Richard H. Pickup. Although the filing persons herein disavow any group affiliation or relationship between the filing persons and Dito-Caree, LP, or Mr. Pickup (who it is believed are filing a separate 13D simultaneously with the filing), it is acknowledged that The Busch Firm and Timothy R. Busch has provided legal services upon various matters for Dito-Caree, LP and Mr. Pickup. The balance of additional Shares or warrants to be acquired under the terms of the Acquisition Agreement shall be acquired by members, employees or consultants of The Busch Firm, or related individuals. Those individuals are David B. Hehn, David Keligian, Gregory A. Busch, George Mulcaire, Jim Scheinkman, Karen Busch, Four JM LLC (which entity has, as its ultimate member beneficiaries, John F. Moody, Joseph W. Moody, Jeffrey Moody and Jane Fowler), Clay Stevens, Steve Howard, Doug Stevens, Rudy Fuchs, John Savage, Sherrie Schaeffer, Dennis W. Harwood and Rick Weiner.

        Each of the filing persons herein, Lenawee and Mr. Busch, specifically disaffirm the existence of any group relationship, contracts, or agreements by and between Lenawee or any of the individuals named in the preceding paragraph who shall be acquiring Shares. Further, each of those individuals and entities identified shall acquire Shares directly from Trilon and no loans or contributions of funds as between any of the individuals identified as participating in the transaction and the filing persons shall exist, and no agreements or understandings are executed or entered into by and between Lenawee or Mr. Busch and any of the individuals identified above.

        Each of the filing persons herein further specifically disaffirms the existence of any "group" for filing purposes under Section 13(d) of the Act existing as of the date of acquiring the Shares from Trilon. Any other entity or individual identified herein is not acknowledged to be a member of any group with Lenawee or Mr. Busch.

ITEM 4. PURPOSE OF TRANSACTION

        Each of the filing persons has purchased the Shares in AMG for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group nor taking any form of group action. Certain representatives of Lenawee and Mr. Busch have made inquiries of certain management personnel of AMG concerning business operations of AMG, however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during those conversations.

        None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of AMG common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Timothy R. Busch, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

        None of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as specified above).

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F.  Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        J.  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        As of the date of this filing, none of the filing persons owns any Shares or securities of AMG. Upon satisfaction of the conditions under the Acquisition Agreement and the close of the transaction contemplated under the terms of the Acquisition Agreement, it is anticipated that each of the filing persons shall own the following Shares:

        (a) Timothy R. Busch, an individual, shall own none of the Shares or securities of AMG.

        (b) The Lenawee Trust, a trust, currently owns no Shares of AMG, however, upon the close of the transaction, it is contemplated that Lenawee shall own 453,807 Shares, plus rights to warrants representing a right to acquire an additional 416,867 Shares. It is anticipated that the Shares will be acquired upon the close of the transaction anticipated to occur on or before September 15, 1997, and a total consideration shall be paid by Lenawee to acquire said Shares (and warrants) in the sum of $852,206.00. Upon completion of the transaction, Lenawee's holdings of 453,807 Shares would represent approximately 5.36% of all outstanding Shares. The percentage of

Lenawee's Shares are based upon a total of 8,460,000 Shares of Common Stock as reflected on AMG's most recent filings with the Securities and Exchange Commission.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        A copy of the contract dated the 13th day of August, 1997 by and between Trilon and the Trust, under which Lenawee (and others identified herein) is entitled to receive Shares, is attached hereto as an exhibit. No other contract, arrangement, understanding or relationship exists with respect to the securities of AMG between any of the entities or persons disclosed herein or Timothy R. Busch.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Attached hereto as Exhibit 7.1 is a copy of the contract dated the 13th day of August, 1997 by and between Trilon and the Trust.

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and current.

Dated:  September 5, 1997               LENAWEE TRUST, UNDER DECLARATION OF
                                        TRUST DATED 12/30/92


                                        By:  /s/ GREGORY A. BUSCH
                                           ----------------------------------
                                             Gregory A. Busch
                                             Trustee


                                        By:  /s/ DAVID L. KELIGIAN
                                           ----------------------------------
                                             David L. Keligian
                                             Trustee



                                        TIMOTHY R. BUSCH

                                        By:  /s/ Timothy R. Busch
                                           ----------------------------------
                                             Timothy R. Busch
                                             An individual